Exhibit 1

Buenos Aires May 3, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Presente

Ref.: Relevant Fact. Petrobras Argentina S.A.

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection to the relevant facts filed on March 2, 2016 and April 8, 2016, in order to inform that Petróleo Brasileiro S.A. and Pampa (the “Parties”) have finalized the negotiation of the main terms and conditions for the acquisition by Pampa of Petrobras Participaciones S.L. which in turn owns 67,2% of the capital and voting stock of Petrobras Argentina S.A. (“PESA”) (the “Transaction”).

It is also informed that the base price for the Transaction amounts to eight hundred ninety two million dollars (U$S 892,000,000) (which represents a value of U$S 1.327 millions for 100% of the capital and voting stock of PESA).

Furthermore, it is informed that the Parties agreed that Petróleo Brasileiro S.A., or any of its affiliates, will have: (i) a share of 33,6% of the concession granted in the Río Neuquén Area, where significant investments will be made to increase production in the area, and (ii) 100 % of the assets of Colpa Caranda in Bolivia, once all requirements established in the regulations in force and effect in Bolivia are met.

The definitive documentation of the Transaction, that was carried out through a competitive process, is subject to the approval of its final terms and conditions by the Board of Directors of the Company, the Executive Board and Administrative Council of Petróleo Brasileiro S.A.

Citigroup Global Markets Inc. is acting as exclusive financial advisor to Pampa in the Transaction.

Sincerely yours,

__________________________

Gerardo Paz

Responsible of Market Relations